Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of Aeva Technologies, Inc. (f/k/a InterPrivate Acquisitions Corp.) on Form S-8 of our report dated March 11, 2021 (except for the effects of the restatement discussed in Notes 2 and 13 as to which the date is June 1, 2021) with respect to our audits of the financial statements of Aeva Technologies, Inc. (f/k/a InterPrivate Acquisitions Corp.) as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and for the period August 16, 2019 (inception) through December 31, 2019, which report includes an explanatory paragraph regarding going concern, appearing in the Annual Report on Form 10-K of Aeva Technologies, Inc. (f/k/a InterPrivate Acquisitions Corp.) for the year ended December 31, 2020.

/s/  Marcum LLP

New York, NY

June 8, 2021